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                             December 21, 2020

       Robert Zummo
       Chairman and Chief Executive Officer
       Zummo Flight Technologies Corporation
       8311 East Via de Ventura, Suite 2082
       Scottsdale, AZ 85258

                                                        Re: Zummo Flight
Technologies Corporation
                                                            Pre-qualification
Amendment 1 to Offering Statement on Form 1-A
                                                            Filed December 9,
2020
                                                            File No. 24-11347

       Dear Mr. Zummo:

               We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Pre-qualification Amendment 1 to Offering Statement on Form 1-A filed December 9, 2020

       Interim Financial Statements, page 44

   1. Your statement of operations for the period ended June 30, 2019, which is inserted in Pre-
                                                        qualification Amendment
1, is identical to the statement of operations for the period ended
                                                        June 30, 2020. Please
revise your statement of operations for the six months ended June
                                                        30, 2019 as
appropriate.
   2. As requested in prior comment 14, please revise your offering statement to provide footnote disclosures
for the June 30, 2020 interim period pursuant to Rule 8-03(b)(1) of
                                                        Regulation S-X.
       Exhibit Index, page 47
 Robert Zummo
FirstName LastNameRobert
Zummo Flight  Technologies Zummo
                           Corporation
Comapany21,
December  NameZummo
              2020      Flight Technologies Corporation
December
Page 2    21, 2020 Page 2
FirstName LastName
3. The number assigned to an exhibit in the exhibit index should correspond to the number assigned to the exhibit filed on the EDGAR system. For example, the number assigned to the articles of incorporation in the exhibit index is 2.1, whereas the number assigned to the exhibit filed on the EDGAR system is EX1A-2A. Additionally, the title assigned to an exhibit in the exhibit index should correspond to the title assigned to the exhibit filed on the EDGAR system. For example, the title assigned to Exhibit 2.1 in the exhibit index is
         "Articles of Incorporation," whereas the title assigned to the exhibit filed on the EDGAR system is "Charter." Please revise.
EX1A-2A
Articles of Incorporation, page 1

4. The articles of incorporation filed as EX1A-2A do not appear to be the company's articles of incorporation currently in effect. For example, the articles of incorporation do not list the class and total number of shares of each class that the company is authorized to issue, whereas disclosure in the offering circular states that the company has Class A common stock outstanding and is offering Class B common stock. Please file your articles of incorporation currently in effect and any amendment as exhibits to the Form 1-A.
EX1A-4
Subscription Agreement
Sections 3.02((a) and 4.08, page 4

5. Disclosure in Section 3.02(a) of the revised subscription agreement that the arbitration provision is not applicable to any claims arising under the federal securities laws is inconsistent with disclosure in Section 4.08 of the revised subscription agreement that
         "enforceability of arbitration provisions...shall be exclusively submitted to the federal or state courts located in Maricopa County, Arizona." Please reconcile the disclosures.
         Additionally, as requested previously, revise the disclosure to make clear whether the provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or its rules and regulations. If the provision applies to Securities Act claims, revise the disclosure to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the subscription agreement states this clearly and consistently.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
 Robert Zummo
Zummo Flight Technologies Corporation
December 21, 2020
Page 3

(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



                                                         Sincerely,
FirstName LastNameRobert Zummo
                                                   Division of Corporation
Finance
Comapany NameZummo Flight Technologies Corporation
                                                   Office of Manufacturing
December 21, 2020 Page 3
cc:       Nicholas Antaki
FirstName LastName